[redacted]

15047094

UN
SECURITIES AND
Washin

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH. D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring St, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Benedict 703-810-1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name – *if individual, state last, first, middle name*)

12060 SW 129th Court Suite 201 Miami FL 33186
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin D. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Presient/CEO

Title

Notary Public

COMMONWEALTH OF VIRGINIA
BRIAN L. COOPER
NOTARY PUBLIC
REG # 7510421
COMMISSION EXPIRES 8/31/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST FINANCIAL GROUP LLC

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2014

REVIEW REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

OCM&Co
A PROFESSIONAL ASSOCIATION
CPAs

Northwest Financial Group LLC

Table of Contents

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 18, 2015

To the Board of Managers of
Northwest Financial Group LLC

We have audited the accompanying financial statements of Northwest Financial Group LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in membership capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Northwest Financial Group LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Orth, Chakler, Murnane & Company

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

ASSETS:	
Cash and cash equivalents	$712,256
Accounts receivable	28,397
Prepaid and other assets	12,697
Total assets	$753,350

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable	$18,510
Other accrued liabilities	71,055
Total liabilities	89,565
Commitments and contingent liabilities	
MEMBERSHIP CAPITAL:	
Invested capital	555,000
Retained capital	108,785
Total membership capital	663,785
Total liabilities and membership capital	$753,350

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Financial services	$1,295,932
Interest	2,662
Total revenues	1,298,594
Operating expenses:	
Commissions	556,678
Office operations	199,310
Salaries	152,615
Payroll and benefits	129,058
Professional services	94,978
Miscellaneous	11,992
Total operating expenses	1,144,631
Net income	$153,963

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

	Membership			
	Units	Invested Capital	Retained Capital	Total
Balance, December 31, 2013	1	$555,000	$454,822	$1,009,822
Net income	—	—	153,963	153,963
Capital distributions	—	—	(500,000)	(500,000)
Balance, December 31, 2014	1	$555,000	$108,785	$663,785

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$153,963
Changes in operating assets and liabilities:	
Accounts receivable	23,360
Prepaid and other assets	20,307
Accounts payable and other accrued liabilities	16,176
Net cash provided by operating activities	213,806
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(500,000)
Net cash used in financing activities	(500,000)
Net change in cash and cash equivalents	(286,194)
Beginning balance of cash and cash equivalents	998,450
Ending balance of cash and cash equivalents	$712,256

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial LLC.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized below.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable are generally commissions that have been earned, but not yet received. These receivables are deemed 100% collectible.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES

The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

Note 1: (continued)

SUBSEQUENT EVENTS
Management has evaluated subsequent events through February 18, 2015, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN
Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 21 years of age. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2014, the Company contributed a matching contribution equal to 100% of the first 5% of employee contributions. In addition, the Company also contributed a matching contribution equal to 50% of the next 3% of employee contributions; for a maximum match of 6.5%. No profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $27,000 for the year ended December 31, 2014.

DEFERRED COMPENSATION
NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. Total expense for the plan approximated $21,000 for the year ended December 31, 2014. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company has transactions with several affiliated entities. NWFCU is the sole owner of the Company's parent company NWCM.

The Company is located in NWCM's facilities. During the year ended December 31, 2014, the Company paid approximately $32,000 to NWCM for rent. NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and certain other services. During the year ended December 31, 2014, the Company's share was approximately $4,400 for these services. Additionally, many of the Company's clients are referred by NWCM's parent, NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $380,774 which was $374,803 in excess of its required net capital of $5,971. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

★★★★★★

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 18, 2015

To the Board of Managers of
Northwest Financial Group LLC

We have audited the financial statements of Northwest Financial Group LLC as of and for the year ended December 31, 2014, and have issued our report thereon dated February 18, 2015, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Orth, Chakler, Murnane & Company

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
AS OF DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS:	
Compensation payable	$38,164
Other accounts payable and accrued liabilities	29,399
Staff bonus accrual	10,826
Annual leave accrual	7,065
401(k) payable	4,111
Total aggregate indebtedness	$89,565
NET CAPITAL:	
Total membership capital from the Statement of Financial Condition	$663,785
Deductions:	
Nonallowable assets:	
Cash and cash equivalents	$253,385
Accounts receivable	16,929
Prepaid assets	10,387
Other assets	2,310
Total non allowable assets	283,011
Net capital	$380,774
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$5,971
Excess net capital at 1,500%	$374,803
Excess net capital at 1,000%	$371,818
Ratio of aggregate indebtedness to net capital	0.24 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
SCHEDULE II
DECEMBER 31, 2014

The Company is exempt from the Reserve Requirement computation according to provisions of SEC Rule 15c3-3(k)(2)(i).

NORTHWEST FINANCIAL GROUP LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
SCHEDULE III
DECEMBER 31, 2014

The Company is exempt from the Possession and Control requirements according to provisions of SEC Rule 15c3-3(k)(2)(i).

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 18, 2015

To the Board of Managers
Northwest Financial Group LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northwest Financial Group LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Orth, Chakler, Murnane & Company

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL

NORTHWEST FINANCIAL GROUP LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). These provisions were met throughout the year ended December 31, 2014, without exception. The Company refers prospects to LPL Financial LLC. The Company does not have customer accounts; the accounts and customers belong to LPL Financial LLC. Therefore, the Company does not hold customer funds or safekeep customer securities. The Company's role is to perform referrals and then receive referral fees from LPL Financial LLC.

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA
Jack D. Kenney, CPA

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

February 18, 2015

To the Board of Managers and Management of
Northwest Financial Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Northwest Financial Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northwest Financial Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northwest Financial Group LLC's management is responsible for Northwest Financial Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Northwest Financial Group LLC's statements of income for respective quarter ends, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specific parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Company

Orth, Chakler, Murnane & Company
Certified Public Accountants
Miami, FL